TSINGTAO

Tsingtao beer building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

November 1, 2004

The Office of International Corporate Fina[redacted]
The Securities and Exchange Commission
Mail Stop 0302, Room 3010
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-5713831; facsimile: 86-532-5713240).

Very truly yours,

SUN Xiaohang

(Enclosure)

cc: Lu Yuan
(Tsingtao Brewery)
Jiang Liu
(Sullivan & Cromwell LLP)

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

November 1, 2004

A. ANNOUNCEMENT OF TSINGTAO BREWERY COMPANY LIMITED.

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT

As at the date of this announcement, the Company has not employed a qualified accountant with the qualifications specified in Rule 3.24 of the Listing Rules, as the Company believes that it is in the interest of the Company and its shareholders to take more time to ensure that the right person is appointed. The Company will use its best endeavour to identify and recruit a suitable candidate to take up the position of "Qualified Accountant" under Rule 3.24 of the Listing Rules as soon as practicable.

Pursuant to Rule 3.24 of the Rules Governing The Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"), Tsingtao Brewery Company Limited (the "Company") should appoint a qualified accountant with the qualifications specified in the said Rule 3.24.

As at the date of this announcement, the Company has not employed a qualified accountant as the Company believes that it is in the interest of the Company and its shareholders to take more time to ensure that the right person is appointed. The Company will use its best endeavour to identify and recruit a suitable candidate to take up the position of "Qualified Accountant" under Rule 3.24 of the Listing Rules as soon as practicable.

The Company will keep the shareholders informed of the progress of the arrangement.

By Order of the Board
YUAN LU
Company Secretary

Qingdao, the PRC, 29 October 2004

Directors of the Company as at the date hereof:

Mr. Li Guirong (Chairman), Mr. Jin ZhiGuo, Mr. Liu Yingdi, Mr. Sun Yuguo, Mr. Stephen J. Burrows, Mr. Chu Zhengang, Mr. Wang Lijun, Mr. Tan Lining, Mr. Wu Haihua and Ms. Pan Guirong